August 2, 2000


Securities and Exchange Commission
450 Fifth St.
Washington, D. C. 20549

Re:	Request for Withdrawal of Post-
Effective Amendment No. 21 on
Form N-1A for Enterprise
Accumulation Trust, File No. 33-
21534

Dear Sir or Madam:

Pursuant to Rule 477(a) under the
Securities Act of 1933, Enterprise
Accumulation Trust (the "Fund") hereby
respectfully requests the withdrawal of
Post-Effective Amendment No. 21 to the
registration statement of the Fund on
Form N-1A.  That Amendment, which
was filed on July 18, 2000 to add the
Global Socially Responsive Portfolio, is being withdrawn because the Fund has decided not to register and sell that portfolio at this time. The withdrawal of Post-Effective Amendment No. 21 is not intended to affect any other filing made on behalf of the Fund.

Thank you for your assistance.  Please
feel free to contact the undersigned with any questions at 800-432-4320.

Sincerely,

/s/ CATHERINE R MCCLELLAN
Catherine R. McClellan
Senior Vice President and Chief Counsel